Venerable Insurance and Annuity Company
and Separate Account B of Venerable Insurance and Annuity Company
GoldenSelect DVA

May 1, 2026, Notice Document

This notice document describes GoldenSelect DVA, a group and individual deferred combination variable annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through our Separate Account B (the “Separate Account”).  The Contract has not been offered for new sales since May 2000 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each of which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract.

In certain states and in limited circumstances, fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”) may also be available. See APPENDIX B and APPENDIX C for more information about the Fixed Interest Options that may be available through the Contract.

The Contract is a complex investment and involves risk, including potential loss of principal. Your Contract Value will vary daily to reflect the investment performance of the Subaccount(s) you select and any interest credited to your allocations to the Fixed Interest Options. For Contracts sold in some states, not all Funds or Fixed Interest Options may be available.

The full GoldenSelect DVA prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789503&doctype=spros.

You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at  https://www.investor.gov/.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The Contract is not a short-term investment, and withdrawals from or surrender of the Contract may be subject to a maximum 6% surrender charge, negative Contract adjustments, taxes, and tax penalties, if applicable. All obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company.

The SEC has not approved or disapproved the securities described in this notice or passed upon the accuracy or adequacy of this notice document. Any representation to the contrary is a criminal offense.

Allocations to a Subaccount investing in a Fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The Contract is a complex investment and involves risks, including the possible loss of the principal amount invested.

2

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Annuitant

The person designated by you to be the measuring life in determining annuity payments. The age of the Annuitant also determines the Death Benefit. The Annuitant cannot be changed after the Contract Date.

Annuity Start Date	The date you start receiving annuity payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract

The legal agreement between the Contract Owner(s) and the Company that governs the terms of the GoldenSelect DVA variable annuity. The Contract has two phases:

•

The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and

•

The income phase (which begins on the Annuity Start Date) during which you receive regular annuity payments from the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit

The amount paid to your designated beneficiaries upon your or the Annuitant’s death. If the Contract Owner or Annuitant is less than age 75 (80 years old for Contracts with a Contract Date before November 6, 1992) at the time of purchase, the Death Benefit is the greatest of:

(1) The Contract Value; and
(2) The guaranteed death benefit.

If the Contract Owner or Annuitant is age 76 or older at the time of purchase (age 81 or older for Contracts with a Contract Date before November 6, 1992), the death benefit is the greater of:

(1) the Cash Surrender Value; and
(2) the total premium payments made under the Contract after subtracting any withdrawals.

Funds	The underlying mutual funds in which the Subaccounts invest.
Separate Account

Separate Account B, which is the separate investment account of the Company that supports the Contract. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

3

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or benefits since the date of your most recent prospectus and Notice, as subsequently supplemented. There have been changes to the Funds available through the Contract, as described in “Appendix A – Funds Available Under the Contract.

KEY INFORMATION

Important information you should consider about the Contract:

FEES, EXPENSES, AND ADJUSTMENTS
Are there Charges or Adjustments for Early Withdrawals?

Yes. If you withdraw money from or surrender the Contract within six (6) years following a premium payment, you may be assessed a surrender charge. The surrender charge is generally a percentage of the premium withdrawn or surrendered, and the maximum surrender charge is 6% of each premium payment. For example, if you make an early withdrawal, you could pay a surrender charge of up to $6,000 on a $100,000 premium payment. See “Charges and Fees” in the full prospectus, as supplemented, for more information.

Also, if all or a portion of your investment is surrendered, withdrawn, transferred, or  annuitized from a Fixed Interest Option before the expiration of its guaranteed interest period, a Market Value Adjustment may apply. The Market Value Adjustment may be positive, negative or have no impact on your Contract Value. You could lose interest previously earned in an investment in a Fixed Interest Option due to a negative Market Value Adjustment. For example, if you allocated $100,000 to the Fixed Interest Option earning 4% with a 10 year guarantee period and later withdraw or transfer the entire amount five years before the 10 years have ended, you could lose up to $13,936.89 of any prior earned interest in that Fixed Interest Option, assuming a 1.5% guaranteed minimum interest rate. This amount may be in addition to surrender charges, taxes, and tax penalties, if applicable.  See APPENDIX B for more information about the Market Value Adjustment.

Are there Transaction Charges?

Yes. In addition to surrender charges and a Market Value Adjustment, if applicable, there may be an additional charge if:

•

You make additional premium payments (deducted at the end of each Contract Year after receipt of each premium for 6 years from the date we accept the premium payment);

•

You transfer Contract Value between Subaccounts;

•

You request that withdrawal proceeds be mailed for overnight delivery;

•

You take more than one regular withdrawal in a Contract Year; or

•

State or local premium taxes become due.

See “Charges and Fees” in the full prospectus, as supplemented, for more information.

4

FEES, EXPENSES, AND ADJUSTMENTS (continued)
Are there Ongoing Fees and Expenses?

Minimum and Maximum Annual Fee Table. The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract schedule pages for information about the specific fees you will pay each year based on the option package you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)	0.80%[1]	1.02%[1]
	Fund fees and expenses	0.53%[2]	1.58%[2]

1 As a percentage of Account Value in each Subaccount. This fee includes the Mortality and Expense Risk Charge, the Annual Asset Based Administrative Charge as described in the Contract and in prior prospectuses and the annual dollar based Administrative Charge converted into an annual percentage. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. The annual dollar based Administrative Charge is waived if your total premium payments were $100,000 or more in the first contract year. The minimum amount reflects this waiver, while the maximum amount does not. Your Contract class depends on when you purchased your Contract. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

2 As a percentage of Fund assets.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and negative Contract adjustments that substantially increase costs.

	Lowest Annual Cost: $1,197	Highest Annual Cost: $2,218

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Least expensive Contract class and Fund fees and expenses;

•

No Optional Benefits; and

•

No additional purchase payments, transfers, or withdrawals.

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Most expensive Contract class and combination of Optional Benefits and Fund fees and expenses; and

•

No additional purchase payments, transfers, or withdrawals.

See “CHARGES AND FEES” – “Charges Deducted from the Subaccounts” and “Fund Expenses” in the full prospectus, as supplemented, for more information.

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RISKS See “Purchase and Availability of the Contract” in the full prospectus, as supplemented, for more information.
Is there a Risk of Loss from Poor Performance?	Yes. You can lose money investing in the Contract, including loss of principal.
Is this a Short-Term Investment?

No. The Contract is not a short-term investment and is not appropriate if you need ready access to cash.

Surrender charges apply for up to six  years after each premium payment. They will reduce the value of your Contract if you withdraw money from or surrender your Contract during that time. A Market Value Adjustment may also apply for withdrawals or surrenders from the Fixed Interest Options more than 30 days from its maturity date. Withdrawals and surrenders may also be subject to taxes and tax penalties. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long-term investment time horizon.

At the end of a guaranteed interest period, amounts allocated to a Fixed Interest Option will be reallocated according to your instructions. If no instructions are received, they will be reallocated either to a Fixed Interest Option with a guaranteed interest period of the same duration, or to the  Voya Liquid Assets Portfolio, depending on the state in which your contract was issued. See Appendices B and C for more information about the availability of the Fixed Interest Options and reallocations when no instructions are received.

What are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance of the Funds you choose.

Each available Fund  has its own unique risks, and you should review information about each investment option before making an investment decision. This information can be found in the Fund prospectuses and Appendix B and Appendix  C for the Fixed Interest Options.

What are the Risks Related to the Insurance Company?

All obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

What are the Risks Related to Cyber-Security?

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause  reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

6

RESTRICTIONS
Are there Limits on the Investment Options?

Yes. There may be a $25 charge for each transfer between  Subaccounts after the first 12 in a Contract Year. See “Charges and Fees” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract. See “THE ANNUITY CONTRACT - Addition, Deletion or Substitution of  Subaccounts and Other Changes” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “TRANSFERS AMONG YOUR INVESTMENTS (Excessive Trading Policy)” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
What are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the Contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59½.

CONFLICTS OF INTEREST See “Selling the Contract” in the full prospectus, as supplemented, for more information.
How are Investment Professionals Compensated?

Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm. This compensation is not paid directly by Contract Owners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Should I Exchange My Contract?

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

7

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789503&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com. The Funds you choose may impact the benefits under the Optional Benefits you chose.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high long term capital appreciation.	Venerable Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.83%	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures investment grade bonds traded in the U.S. as closely as possible before the deduction of Fund expenses.	Venerable Bond Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.61%[1]	–*	–*	–*
Seeks, over the long term, current income and a modest level of total investment return consistent with the preservation of capital.	Venerable Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%[1]	–*	–*	–*

*	This Fund is relatively new and performance information for the full period is unavailable.
1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-1

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable Conservative Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%	–*	–*	–*
Seeks to provide long term capital growth.

Venerable Emerging Markets Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Axiom Investors LLC, Barrow, Hanley, Mewhinney & Strauss LLC, Numeric Investors LLC, Oaktree Fund Advisors, LLC, Pzena Investment Management, LLC, and Sands Capital Management, LLC

		Class V 1.44%[1]	–*	–*	–*
Seeks to earn a high level of current income with a secondary goal of seeking capital appreciation.	Venerable High Yield Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.72%[1]	8.49%	–*	–*
Seeks to maximize long term total real return, consistent with the preservation of real capital.	Venerable Inflation Focused Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.84%[1]	–*	–*	–*
Seeks to provide long-term capital growth.

Venerable International Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: ClearBridge Investments, LLC and Putnam Investment Management, LLC

		Class V 0.99%[1]	–*	–*	–*

A-2

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to replicate the performance of a benchmark index that measures the investment return of international developed markets stocks as closely as possible before deduction of Fund expenses.	Venerable International Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.70%[1]	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of large capitalization stocks as closely as possible before the deduction of Fund expenses.	Venerable Large Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.51%[1]	17.30%	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of mid capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Mid Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.65%[1]	–*	–*	–*
Seeks, over the long-term, total investment return consistent with the preservation of capital.	Venerable Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.89%[1]	12.64%	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable Moderate Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.85%	–*	–*	–*
Seeks to provide current income and long-term capital growth.

Venerable Real Estate Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Duff & Phelps Investment Management Co. and Wellington Management Company LLP

		Class V 1.00%[1]	–*	–*	–*

A-3

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to replicate the performance of a benchmark index that measures the investment return of small capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Small Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.68%[1]	–*	–*	–*
Seeks to maximize total return while investing to obtain the average duration specified in the Fund’s prospectus.	Venerable Strategic Bond Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.80%[1]	6.87%	–*	–*
Seeks to provide long term capital growth.	Venerable US Large Cap Strategic Equity Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC Non-Discretionary Sub-Advisers: Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, and Putnam Investment Management, LLC	Class V 0.86%[1]	16.25%	–*	–*
Seeks to provide long term capital growth.

Venerable US Small Cap Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: Putnam Investment Management, LLC and Royce Investment Partners

		Class V 0.85%[1]	–*	–*	–*
Seeks high long term capital appreciation.	Venerable World Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*

A-4

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable World Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.86%[1]	–*	–*	–*
Seeks to provide long term capital growth

Venerable World Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Intermede Global Partners Inc., Intermede Investments Partners Limited, Numeric Investors LLC, Sanders Capital, LLC, and Wellington Management Company LLP

		Class V 0.85%[1]	–*	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable World Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	3.90%	2.93%	1.85%

A-5

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Contract Value. Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	5.42%	1.86%	2.01%

A-6

APPENDIX B – FIXED INTEREST DIVISION

A Fixed Interest Division option is not available for new investment allocations, although contract owners currently invested in the Fixed Interest Division with a 10 year guaranteed interest period may elect at the end of the guaranteed interest period to renew into a new 10 year guaranteed interest period. Failure to elect a new 10 year guaranteed interest period will result in your value in the Fixed Interest Division being automatically reallocated to the Voya Liquid Assets Portfolio. The Fixed Interest Division is part of our General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940. Except in a few states, the Fixed Interest Division is closed to new investments. Check your Contract for the guaranteed minimum interest rate (“GMIR”) that applies to allocations to the Fixed Interest Division.

Where available, interests in the Fixed Interest Division are offered through an Offering Brochure, which has more complete information. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division. If you are unsure whether the Fixed Interest Division is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

B-1

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect DVA prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789503&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

GoldenSelect DVA, Contract I.D. C00002519	May 1, 2026

Venerable Insurance and Annuity Company
and Separate Account B of Venerable Insurance and Annuity Company
GoldenSelect DVA Series 100

May 1, 2026, Notice Document

This notice document describes the GoldenSelect DVA Series 100, a group and individual deferred combination variable annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through our Separate Account B (the “Separate Account”). The Contract has not been offered for new sales since May 2000 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each of which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract.

In certain states and in limited circumstances, fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”) may also be available. See APPENDIX B and APPENDIX C for more information about the Fixed Interest Options that may be available through the Contract.

The Contract is a complex investment and involves risk, including potential loss of principal. Your Contract Value will vary daily to reflect the investment performance of the Subaccount(s) you select and any interest credited to your allocations to the Fixed Interest Options. For Contracts sold in some states, not all Funds or Fixed Interest Options may be available.

The full GoldenSelect DVA Series 100 prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789602&doctype=spros.

You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at  https://www.investor.gov/.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The Contract is not a short-term investment, and withdrawals from or surrender of the Contract may be subject to negative Contract adjustments, taxes, and tax penalties, if applicable. All obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company.

The SEC has not approved or disapproved the securities described in this notice or passed upon the accuracy or adequacy of this notice document. Any representation to the contrary is a criminal offense.

Allocations to a Subaccount investing in a Fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The Contract is a complex investment and involves risks, including the possible loss of the principal amount invested.

2

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Annuitant

The person designated by you to be the measuring life in determining annuity payments. The age of the Annuitant also determines the Death Benefit. The Annuitant cannot be changed after the Contract Date.

Annuity Start Date	The date you start receiving annuity payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract

The legal agreement between the Contract Owner(s) and the Company that governs the terms of the GoldenSelect DVA Series 100 variable annuity. The Contract has two phases:

•

The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and

•

The income phase (which begins on the Annuity Start Date) during which you receive regular annuity payments from the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit

The amount paid to your designated beneficiaries upon your or the Annuitant’s death. If the Contract Owner or Annuitant is less than age 75 (80 years old for Contracts with a Contract Date before November 6, 1992) at the time of purchase, the Death Benefit is the greatest of:

(1) The Contract Value; and
(2) The guaranteed death benefit.

If the Contract Owner or Annuitant is age 76 or older at the time of purchase (age 81 or older for Contracts with a Contract Date before November 6, 1992), the death benefit is the greater of:

(1) the Cash Surrender Value; and
(2) the total premium payments made under the Contract after subtracting any withdrawals.

Funds	The underlying mutual funds in which the Subaccounts invest.
Separate Account

Separate Account B, which is the separate investment account of the Company that supports the Contract. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

3

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or benefits since the date of your most recent prospectus and Notice, as subsequently supplemented. There have been changes to the Funds available through the Contract, as described in “Appendix A – Funds Available Under the Contract.

KEY INFORMATION

Important information you should consider about the Contract:

FEES, EXPENSES, AND ADJUSTMENTS
Are there Charges or Adjustments for Early Withdrawals?	There are no surrender charges when you take withdrawals from your Contract.
Are there Transaction Charges?

There may be a charge if:

•

You make additional premium payments (deducted at the end of each Contract Year after receipt of each premium for 10 years from the date we accept the premium payment);

•

You transfer Contract Value between Subaccounts;

•

You request that withdrawal proceeds be mailed for overnight delivery;

•

You take more than one regular withdrawal in a Contract Year; or

•

State or local premium taxes become due.

See “Charges and Fees” in the full prospectus, as supplemented, for more information.

4

FEES, EXPENSES, AND ADJUSTMENTS (continued)
Are there Ongoing Fees and Expenses?

Minimum and Maximum Annual Fee Table. The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract	1.35%[1]	1.35%[1]
	Fund fees and expenses	0.53%[2]	1.58%[2]

1   As a percentage of Account Value in each Subaccount. This fee includes the Mortality and Expense Risk Charge and the Annual Asset Based Administrative Charge as described in the Contract. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

2   As a percentage of Fund assets.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and negative Contract adjustments that substantially increase costs.

	Lowest Annual Cost: $1,653	Highest Annual Cost: $2,465
Assumes: • Investment of $100,000; • 5% annual appreciation; • Least expensive Contract and Fund fees and expenses; • No Optional Benefits; and • No additional purchase payments, transfers, or withdrawals.

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Most expensive Contract and combination of Optional Benefits and Fund fees and expenses; and

•

No additional purchase payments, transfers, or withdrawals.

See “CHARGES AND FEES” — “Charges Deducted from the Subaccounts” and “Fund Expenses” in the full prospectus, as supplemented, for more information.

5

RISKS See “Purchase and Availability of the Contract” in the full prospectus, as supplemented, for more information.
Is there a Risk of Loss from Poor Performance?	Yes. You can lose money investing in the Contract, including loss of principal.
Is this a Short-Term Investment?	No. The Contract is not a short-term investment and is not appropriate if you need ready access to cash.
What are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund has its own unique risks, and you should review information about each investment option before making an investment decision. This information can be found in the Fund prospectuses and Appendix B and Appendix C for the Fixed Interest Options.

What are the Risks Related to the Insurance Company?

All obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

What are the Risks Related to Cyber-Security?

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

6

RESTRICTIONS
Are there Limits on the Investment Options?

Yes. There may be a $25 charge for each transfer between  Subaccounts after the first 12 in a Contract Year. See “Charges and Fees” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract. See “THE ANNUITY CONTRACT - Addition, Deletion or Substitution of Subaccounts and Other Changes” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “TRANSFERS AMONG YOUR INVESTMENTS” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
What are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the Contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59½.

CONFLICTS OF INTEREST See “Selling the Contract” in the full prospectus, as supplemented, for more information.
How are Investment Professionals Compensated?

Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm. This compensation is not paid directly by Contract Owners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Should I Exchange My Contract?

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

7

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789602&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com. The Funds you choose may impact the benefits under the Optional Benefits you chose. See “LIVING BENEFIT RIDERS” in the full prospectus, as supplemented, for more information.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high long term capital appreciation.	Venerable Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.83%	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures investment grade bonds traded in the U.S. as closely as possible before the deduction of Fund expenses.	Venerable Bond Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.61%[1]	–*	–*	–*
Seeks, over the long term, current income and a modest level of total investment return consistent with the preservation of capital.	Venerable Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%[1]	–*	–*	–*

*	This Fund is relatively new and performance information for the full period is unavailable.
1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable Conservative Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%	–*	–*	–*
Seeks to provide long term capital growth.

Venerable Emerging Markets Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Axiom Investors LLC, Barrow, Hanley, Mewhinney & Strauss LLC, Numeric Investors LLC, Oaktree Fund Advisors, LLC, Pzena Investment Management, LLC, and Sands Capital Management, LLC

		Class V 1.44%[1]	–*	–*	–*
Seeks to earn a high level of current income with a secondary goal of seeking capital appreciation.	Venerable High Yield Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.72%[1]	8.49%	–*	–*
Seeks to maximize long term total real return, consistent with the preservation of real capital.	Venerable Inflation Focused Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.84%[1]	–*	–*	–*
Seeks to provide long-term capital growth.

Venerable International Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: ClearBridge Investments, LLC and Putnam Investment Management, LLC

		Class V 0.99%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to replicate the performance of a benchmark index that measures the investment return of international developed markets stocks as closely as possible before deduction of Fund expenses.	Venerable International Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.70%[1]	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of large capitalization stocks as closely as possible before the deduction of Fund expenses.	Venerable Large Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.51%[1]	17.30%	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of mid capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Mid Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.65%[1]	–*	–*	–*
Seeks, over the long-term, total investment return consistent with the preservation of capital.	Venerable Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.89%[1]	12.64%	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable Moderate Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.85%	–*	–*	–*
Seeks to provide current income and long-term capital growth.

Venerable Real Estate Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Duff & Phelps Investment Management Co. and Wellington Management Company LLP

		Class V 1.00%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to replicate the performance of a benchmark index that measures the investment return of small capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Small Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.68%[1]	–*	–*	–*
Seeks to maximize total return while investing to obtain the average duration specified in the Fund’s prospectus.	Venerable Strategic Bond Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.80%[1]	6.87%	–*	–*
Seeks to provide long term capital growth.	Venerable US Large Cap Strategic Equity Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC Non-Discretionary Sub-Advisers: Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, and Putnam Investment Management, LLC	Class V 0.86%[1]	16.25%	–*	–*
Seeks to provide long term capital growth.

Venerable US Small Cap Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: Putnam Investment Management, LLC and Royce Investment Partners

		Class V 0.85%[1]	–*	–*	–*
Seeks high long term capital appreciation.	Venerable World Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable World Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.86%[1]	–*	–*	–*
Seeks to provide long term capital growth

Venerable World Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Intermede Global Partners Inc., Intermede Investments Partners Limited, Numeric Investors LLC, Sanders Capital, LLC, and Wellington Management Company LLP

		Class V 0.85%[1]	–*	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable World Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	3.90%	2.93%	1.85%

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Contract Value. Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	5.42%	1.86%	2.01%

APPENDIX B – FIXED INTEREST DIVISION

A Fixed Interest Division option is not available for new investment allocations, although contract owners currently invested in the Fixed Interest Division with a 10 year guaranteed interest period may elect at the end of the guaranteed interest period to renew into a new 10 year guaranteed interest period. Failure to elect a new 10 year guaranteed interest period will result in your value in the Fixed Interest Division being automatically reallocated to the Voya Liquid Assets Portfolio. The Fixed Interest Division is part of our General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940. Except in a few states, the Fixed Interest Division is closed to new investments. Check your Contract for the guaranteed minimum interest rate (“GMIR”) that applies to allocations to the Fixed Interest Division.

Where available, interests in the Fixed Interest Division are offered through an Offering Brochure, which has more complete information. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division. If you are unsure whether the Fixed Interest Division is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

B-1

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect DVA Series 100 prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789602&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

GoldenSelect DVA Series 100, Contract I.D. C00002974	May 1, 2026